[Letterhead of International Coal Group, Inc.]

November 5, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:    Donald F. Delaney
Division of Corporation Finance

Re:	International Coal Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed: February 29, 2008 File No. 001-32679

Ladies and Gentlemen:

This letter responds to the Staff’s October 31, 2008 comment letter relating to the above-referenced Annual Report on Form 10-K, the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and the Proxy Statement on Schedule 14A filed on April 11, 2008 for International Coal Group, Inc. (the “Company”).

On behalf of the Company, I would like to request an extension of the time until December 3, 2008 to provide you with a response to the Staff's comment letter.  The Company is in the process of preparing and filing its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008 and preparing for Board and Committee meetings coming up shortly.  As a result, the Company is not in a position to respond by the November 14, 2008 deadline set forth in the Staff’s October 31st letter.

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing at (304) 760-2606.

Thank you in advance for your cooperation in these matters.

                    Very truly yours,

/s/ Bradley W. Harris

Bradley W. Harris
Senior Vice President and Chief Financial Officer

cc:    Shannon Buskirk, Securities and Exchange Commission
      Tracey L. McNeil, Securities and Exchange Commission
      Roger L. Nicholson, Esq., International Coal Group, Inc.